UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007
Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-        .

This Form 6-K consists of the following:

1.                  Press release issued by ABB Ltd dated March 6, 2007.

For your business and technology editors

ABB sells building systems business in Germany

Sale supports strategy of focus on core power and automation technologies

Zurich, Switzerland, March 6, 2007 – ABB, the leading power and automation technology group, has agreed to sell the remainder of its building systems business to the systems business WISAG Group based in Frankfurt, Germany.

The business operates in Germany under the name ABB Gebäudetechnik as a general contractor for technical building services. It also supplies electrical, heating and air-conditioning systems, as well as building and facility management services. In 2006, the company had more than 1,100 employees and revenues of $305 million.

“The building systems business has been part of ABB’s non-core activities since 2002,” said Michel Demaré, ABB’s chief financial officer. “This divestment and the sale of our other building system businesses in 2003 and 2004 follows the strategy of focusing on our core competence, which is power and automation technologies.”

ABB and WISAG have agreed not to disclose the terms of the transaction, which is subject to the customary approvals.

The WISAG Group is one of Germany’s leading service companies, with more than 20,600 employees in 120 locations and agents in 4 European countries.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 108,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel +41 43 317 7111
Tel: +41 43 317 6568	Sweden: Tel +46 21 325 719
Fax: +41 43 317 7958	USA:Tel +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 8, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel